  Exhibit 99.2

Consolidated financial statements of

Intellipharmaceutics
International Inc.
November 30, 2016, 2015 and 2014

Intellipharmaceutics International Inc.
November 30, 2016, 2015 and 2014

Table of contents

Reports of Independent Registered Public Accounting Firms	1-2

Consolidated balance sheets	3

Consolidated statements of operations and comprehensive loss	4

Consolidated statements of shareholders’ equity (deficiency)	5

Consolidated statements of cash flows	6

Notes to the consolidated financial statements	7-31

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Intellipharmaceutics International Inc.

We have audited the accompanying consolidated balance sheet of Intellipharmaceutics International Inc. and its subsidiaries (the "Company"), as of November 30, 2016, and the related consolidated statement of operations and comprehensive loss, cash flows and shareholders’ equity (deficiency), for the year ended November 30, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of November 30, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared with the assumption that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s recurring losses from operations raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also discussed in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Other Matters

The consolidated financial statements of Intellipharmaceutics International Inc. and its subsidiaries as at November 30, 2015 and for each of the years in the two-year period ended November 30, 2015 were audited by another firm of Chartered Professional Accountants who expressed an unmodified opinion in their report dated February 26, 2016.

/s/ MNP LLP

Toronto, Canada	Chartered Professional Accountants
February 9, 2017	Licensed Public Accountants

Deloitte LLP Bay Adelaide East 22 Adelaide Street West Suite 200 Toronto ON M5H 0A9 Canada Tel: 416-601-6150 Fax: 416-601-6610 www.deloitte.ca

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Intellipharmaceutics International Inc.

We have audited the accompanying consolidated balance sheet of Intellipharmaceutics International Inc. and subsidiaries (the “Company”) as of November 30, 2015, and the related consolidated statements of operations and comprehensive loss, cash flows and shareholders’ (deficiency) equity for each of the years in the two-year period ended November 30, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of November 30, 2015, and the results of its operations and its cash flows for each of the years in the two-year period ended November 30, 2015, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's recurring losses from operations and shareholders' deficiency raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also discussed in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants
February 26, 2016

Intellipharmaceutics International Inc.
Consolidated balance sheets
As at November 30, 2016 and 2015
(Stated in U.S. dollars)
	2016	2015

	$	$

Assets
Current
Cash	4,144,424	1,755,196
Accounts receivable, net (Note 4)	472,474	478,674
Investment tax credits	681,136	458,021
Prepaid expenses, sundry and other assets	400,642	229,225
	5,698,676	2,921,116

Deferred offering costs (Note 10)	386,375	543,745
Property and equipment, net (Note 5)	1,889,638	1,759,438
	7,974,689	5,224,299

Liabilities
Current
Accounts payable	807,295	3,027,974
Accrued liabilities (Note 6)	384,886	454,290
Employee costs payable (Note 8)	1,044,151	175,172
Current portion of capital lease obligations (Note 9)	14,829	20,460
Convertible debenture (Note 7)	1,494,764	1,518,429
Deferred revenue (Note 3)	450,000	-
	4,195,925	5,196,325

Capital lease obligations (Note 9)	-	15,660
Deferred revenue (Note 3)	2,662,500	150,000
	6,858,425	5,361,985

Shareholders' equity (deficiency)
Capital stock (Notes 10 and 11)
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
29,789,992 common shares	29,830,791	21,481,242
(2015 - 24,244,050)
Additional paid-in capital	34,017,071	30,969,093
Accumulated other comprehensive income	284,421	284,421
Accumulated deficit	(63,016,019)	(52,872,442)
	1,116,264	(137,686)
Contingencies (Note 16)
	7,974,689	5,224,299

On behalf of the Board:

/s/ Dr. Isa Odidi	/s/ Bahadur Madhani
Dr. Isa Odidi, Chairman of the Board	Bahadur Madhani, Director

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Consolidated statements of operations and comprehensive loss for the years ended November 30, 2016, 2015 and 2014
(Stated in U.S. dollars)

	2016	2015	2014
	$	$	$

Revenues
Licensing (Note 3)	2,209,502	4,093,781	8,415,540
Milestone (Note 3)	-	-	354,153
Up-front fees (Note 3)	37,500	-	-
	2,247,002	4,093,781	8,769,693

Expenses
Research and development	8,166,736	7,247,473	8,020,201
Selling, general and administrative	3,546,132	3,581,913	3,900,803
Depreciation (Note 5)	385,210	377,849	381,385
	12,098,078	11,207,235	12,302,389

Loss from operations	(9,851,076)	(7,113,454)	(3,532,696)

Net foreign exchange gain (loss)	(22,470)	46,211	10,896
Interest income	207	1,507	4,898
Interest expense	(270,238)	(256,629)	(339,451)
Extinguishment loss (Note 7)	-	(114,023)	-
Net loss and comprehensive loss	(10,143,577)	(7,436,388)	(3,856,353)

Loss per common share, basic and diluted	(0.38)	(0.31)	(0.17)

Weighted average number of common
shares outstanding, basic and diluted	26,699,579	23,767,677	23,050,618

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Consolidated statements of shareholders' equity (deficiency)
for the years ended November 30, 2016, 2015 and 2014
(Stated in U.S. dollars)
				Accumulated		Total
			Additional	other		shareholders'
		Capital stock	paid-in	comprehensive	Accumulated	equity
	Number	amount	capital	income	deficit	(deficiency)
		$	$	$	$	$

Balance, November 30, 2013	21,430,611	11,721,152	23,619,055	284,421	(41,579,701)	(5,955,073)
Reclass of warrant liabilities (Note 14)	-	-	5,438,022	-	-	5,438,022
Reclass of conversion option in convertible debenture (Note 7)	-	-	728,950	-	-	728,950
DSU's to non-management board members (Note 12)	-	-	20,807	-	-	20,807
Stock options to employees (Note 11)	-	-	1,748,607	-	-	1,748,607
Shares issued for options exercised (Note 11)	48,000	168,693	(51,709)	-	-	116,984
Proceeds from at-the-market financing (Note 10)	1,689,500	6,571,673	-	-	-	6,571,673
Share issuance cost (Note 10)	-	(811,887)	-	-	-	(811,887)
Issuance of shares on exercise of warrants (Note 14)	288,500	1,291,436	(510,216)	-	-	781,220
Adjustment of conversion option in convertible debenture (Note 7)	-	-	126,414			126,414
Net loss	-	-	-	-	(3,856,353)	(3,856,353)
	2,026,000	7,219,915	7,500,875	-	(3,856,353)	10,864,437

Balance, November 30, 2014	23,456,611	18,941,067	31,119,930	284,421	(45,436,054)	4,909,364
DSU's to non-management board members (Note 12)	-	-	29,056	-	-	29,056
Stock options to employees (Note 11)	-	-	417,818	-	-	417,818
Shares issued for options exercised (Note 11)	91,000	300,869	(132,907)	-	-	167,962
Proceeds from at-the-market financing (Note 10)	471,439	1,290,168	-	-	-	1,290,168
Share issuance cost (Note 10)	-	(78,166)	-	-	-	(78,166)
Issuance of shares on exercise of warrants (Note 14)	225,000	1,027,304	(464,804)	-	-	562,500
Net loss	-	-	-	-	(7,436,388)	(7,436,388)
	787,439	2,540,175	(150,837)	-	(7,436,388)	(5,047,050)

Balance, November 30, 2015	24,244,050	21,481,242	30,969,093	284,421	(52,872,442)	(137,686)
DSU's to non-management board members (Note 12)	-	-	31,628	-	-	31,628
Stock options to employees (Note 11)	-	-	2,261,444	-	-	2,261,444
Shares issued for options exercised (Note 11)	27,500	87,259	(34,391)	-	-	52,868
Proceeds from at-the-market financing (Note 10)	1,471,260	3,469,449	-	-	-	3,469,449
Proceeds from issuance of shares and warrants (Note 10 & 14)	3,689,270	4,764,777	1,175,190	-	-	5,939,967
Share issuance cost (Note 10)	-	(1,002,655)	(158,736)	-	-	(1,161,391)
Issuance of shares on exercise of warrants (Note 14)	357,912	1,030,719	(330,066)	-	-	700,653
Modification of convertible debt (Note 7)	-	-	102,909	-	-	102,909
Net loss	-	-	-	-	(10,143,577)	(10,143,577)
	5,545,942	8,349,549	3,047,978	-	(10,143,577)	1,253,950

Balance, November 30, 2016	29,789,992	29,830,791	34,017,071	284,421	(63,016,019)	1,116,264

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Consolidated statements of cash flows
for the years ended November 30, 2016, 2015 and 2014
(Stated in U.S. dollars)
	2016	2015	2014
	$	$	$

Net loss	(10,143,577)	(7,436,388)	(3,856,353)
Items not affecting cash
Depreciation (Note 5)	385,210	377,849	381,385
Stock-based compensation (Note 11)	2,261,444	417,818	1,748,607
Deferred share units (Note 12)	31,628	29,056	20,807
Accreted interest (Note 7)	79,245	27,103	127,261
Loss on extinguishment (Note 7)	-	114,023	-
Unrealized foreign exchange loss (gain)	22,916	(81,063)	3,057
Change in non-cash operating assets & liabilities
Accounts receivable	6,200	532,459	464,611
Investment tax credits	(223,115)	(133,035)	(145,436)
Prepaid expenses, sundry and other assets	(171,417)	185,438	(102,130)
Accounts payable and accrued liabilities	(1,466,019)	2,034,576	(356,722)
Deferred revenue	2,962,500	150,000	-
Cash flows used in operating activities	(6,254,985)	(3,782,164)	(1,714,913)

Financing activities
Repayment of related party loans	-	-	(739,208)
Repayment of capital lease obligations	(21,291)	(27,489)	(53,557)
Issuance of shares on exercise of stock options (Note 11)	52,868	167,962	116,984
Issuance of common shares on at-the-market financing, gross (Note 10)	3,469,449	1,290,168	6,571,673
Proceeds from issuance of shares and warrants (Note 10)	5,939,967	-	-
Proceeds from issuance of shares on exercise of warrants (Note 14)	700,653	562,500	781,220
Offering costs (Note 10)	(982,023)	(259,276)	(719,837)
Cash flows provided from financing activities	9,159,623	1,733,865	5,957,275

Investing activity
Purchase of property and equipment	(515,410)	(430,480)	(768,973)
Cash flows used in investing activities	(515,410)	(430,480)	(768,973)

Increase (decrease) in cash	2,389,228	(2,478,779)	3,473,389
Cash, beginning of year	1,755,196	4,233,975	760,586
Cash, end of year	4,144,424	1,755,196	4,233,975

Supplemental cash flow information
Interest paid	165,585	179,878	213,637
Taxes paid	-	-	-

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2016, 2015 and 2014
(Stated in U.S. dollars)

1.
Nature of operations
Intellipharmaceutics International Inc. (“IPC” or the “Company”) is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs.
On October 22, 2009, IntelliPharmaCeutics Ltd. (“IPC Ltd. “) and Vasogen Inc. (“Vasogen”) completed a court approved plan of arrangement and merger (the “IPC Arrangement Agreement”), resulting in the formation of the Company, which is incorporated under the laws of Canada. The Company’s common shares are traded on the Toronto Stock Exchange and NASDAQ.
The Company earns revenue from non-refundable upfront fees, milestone payments upon achievement of specified research or development, exclusivity milestone payments and licensing payments on sales of resulting products and other incidental services. In November 2013, the U.S. Food and Drug Administration (“FDA”) granted the Company final approval to market the Company’s first product, the 15 mg and 30 mg strengths of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules.
Going concern
The consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for the next twelve months. The Company has incurred losses from operations since inception and has reported losses of $10,143,577 for the year ended November 30, 2016 (2015 - $7,436,388; 2014 - $3,856,353), and has an accumulated deficit of $63,016,019 as at November 30, 2016 (November 30, 2015 - $52,872,442). The Company has funded its research and development (“R&D”) activities principally through the issuance of securities, loans from related parties, funds from the IPC Arrangement Agreement, and funds received under development agreements. There is no certainty that such funding will be available going forward. These conditions raise substantial doubt about its ability to continue as a going concern and realize its assets and pay its liabilities as they become due.
In order for the Company to continue as a going concern and fund any significant expansion of its operation or R&D activities, the Company will require significant additional capital. Although there can be no assurances, such funding may come from revenues from the sales of the Company’s generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules, from proceeds of the Company’s at-the-market offering program and from potential partnering opportunities. Other potential sources of capital may include payments from licensing agreements, cost savings associated with managing operating expense levels, other equity and/or debt financings, and/or new strategic partnership agreements which fund some or all costs of product development, although there can be no assurance that the Company will be able to obtain any such capital on terms or in amounts sufficient to meet its needs or at all. The Company’s ultimate success will depend on whether its product candidates receive the approval of the FDA or Health Canada and whether it is able to successfully market approved products. The Company cannot be certain that it will be able to receive FDA or Health Canada approval for any of its current or future product candidates, or that it will reach the level of sales and revenues necessary to achieve and sustain profitability.
The availability of equity or debt financing will be affected by, among other things, the results of the Company’s research and development, its ability to obtain regulatory approvals, the market acceptance of its products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations. In addition, if the Company raises additional funds by issuing equity securities, its then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require the Company to agree to operating and financial covenants that would restrict its operations. Any failure on its part to raise additional funds on terms favorable to the Company or at all, may require the Company to significantly change or curtail its current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in the Company not taking advantage of business opportunities, in the termination or delay of clinical trials or the Company not taking any necessary actions required by the FDA or Health Canada for one or more of the Company’s

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2016, 2015 and 2014
(Stated in U.S. dollars)

1.
Nature of operations (Continued)
Going concern (continued)
product candidates, in curtailment of the Company’s product development programs designed to identify new product candidates, in the sale or assignment of rights to its technologies, products or product candidates, and/or its inability to file Abbreviated New Drug Applications (“ANDAs”), Abbreviated New Drug Submissions (“ANDSs”) or New Drug Applications (“NDAs”) at all or in time to competitively market its products or product candidates.
The consolidated financial statements do not include any adjustments that might result from the outcome of uncertainties described above. If the going concern assumption no longer becomes appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments could be material.
2.
Basis of presentation

(a)
Basis of consolidation
These consolidated financial statements include the accounts of the Company and its wholly owned operating subsidiaries, IPC Ltd., Intellipharmaceutics Corp. (“IPC Corp”), and Vasogen Corp.
All inter-company accounts and transactions have been eliminated on consolidation.
(b)
Use of estimates
The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.
Areas where significant judgment is involved in making estimates are: the determination of the functional currency; the fair values of financial assets and liabilities; the determination of units of accounting for revenue recognition; the accrual of licensing and milestone revenue; and forecasting future cash flows for assessing the going concern assumption.
3.
Significant accounting policies
(a)
Cash and cash equivalents
The Company considers all highly liquid securities with an original maturity of three months or less to be cash equivalents. Cash equivalent balances consist of bankers’ acceptances and bank accounts with variable market rates of interest. As at November 30, 2016 and 2015, the Company had no cash equivalents.
The financial risks associated with these instruments are minimal and the Company has not experienced any losses from investments in these securities. The carrying amount of cash approximates its fair value due to its short-term nature.
(b)
Accounts receivable
The Company reviews its sales and accounts receivable aging and determines whether an allowance for doubtful accounts is required.
(c)
Financial instruments
The Company evaluates all of its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are classified as liabilities, the derivative instrument is initially recorded at its fair value using the appropriate valuation methodology and is then re-valued at each reporting date, with changes in the fair value reported in the consolidated statements of operations and comprehensive loss.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2016, 2015 and 2014
(Stated in U.S. dollars)

3.
Significant accounting policies (continued)

(d)
Investment tax credits

The investment tax credits (“ITC") receivable are amounts considered recoverable from the Canadian federal and provincial governments under the Scientific Research & Experimental Development (“SR&ED”) incentive program. The amounts claimed under the program represent the amounts based on management estimates of eligible research and development costs incurred during the year. Realization is subject to government approval. Any adjustment to the amounts claimed will be recognized in the year in which the adjustment occurs. Refundable ITCs claimed relating to capital expenditures are credited to property and equipment. Refundable ITCs claimed relating to current expenditures are netted against research and development expenditures.
(e)
Property and equipment
Property and equipment are recorded at cost. Equipment acquired under capital leases are recorded net of imputed interest, based upon the net present value of future payments. Assets under capital leases are pledged as collateral for the related lease obligation. Repairs and maintenance expenditures are charged to operations; major betterments and replacements are capitalized. Depreciation bases and rates are as follows:
Assets	Basis	Rate

Computer equipment	Declining balance	30%
Computer software	Declining balance	50%
Furniture and fixtures	Declining balance	20%
Laboratory equipment	Declining balance	20%
Leasehold improvements	Straight line	Over term of lease

Leasehold improvements and assets acquired under capital leases are depreciated over the term of their useful lives or the lease period, whichever is shorter. The charge to operations resulting from depreciation of assets acquired under capital leases is included with depreciation expense.
(f)
Impairment of long-lived assets
Long-lived assets are reviewed for impairment when events or circumstances indicate that the carrying value of an asset may not be recoverable. For assets that are to be held and used, impairment is recognized when the sum of estimated undiscounted cash flows associated with the asset or group of assets is less than its carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value.
(g)         Warrants
The Company previously issued warrants as described in Notes 10 and 14. In fiscal 2013, the outstanding warrants were presented as a liability because they did not meet the criteria of Accounting Standard Codification (“ASC”) topic 480 Distinguishing Liabilities from Equity for equity classification. Subsequent changes in the fair value of the warrants were recorded in the consolidated statements of operations and comprehensive loss. As discussed in Note 3(m) the Company changed its functional currency effective December 1, 2013 such that these warrants met the criteria for prospective equity classification in ASC topic 480, and the U.S. dollar translated amount of the warrant liability at December 1, 2013 became the amount reclassified to equity.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2016, 2015 and 2014
(Stated in U.S. dollars)

3.
Significant accounting policies (continued)
(h)
Convertible debenture
In fiscal 2013, the Company issued an unsecured convertible debenture in the principal amount of $1.5 million (the “Debenture”) as described in Note 7. At issuance, the conversion option was bifurcated from its host contract and the fair value of the conversion option was characterized as an embedded derivative upon issuance as it met the criteria of ASC topic 815 Derivatives and Hedging. Subsequent changes in the fair value of the embedded derivative were recorded in the consolidated statements of operations and comprehensive loss. The proceeds received from the Debenture less the initial amount allocated to the embedded derivative were allocated to the liability and were accreted over the life of the Debenture using the imputed rate of interest. As discussed in Note 3(m), the Company changed its functional currency effective December 1, 2013 such that the conversion option no longer met the criteria for bifurcation and was prospectively reclassified to shareholders’ equity under ASC Topic 815 at the U.S. dollar translated amount at December 1, 2013.
(i)
Revenue recognition
The Company accounts for revenue in accordance with the provision of ASC topic 605 Revenue Recognition. The Company earns revenue from non-refundable upfront fees, milestone payments upon achievement of specified research or development, exclusivity milestone payments and licensing payments on sales of resulting products and other incidental services. Revenue is realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the customer is fixed or determinable, and collectability is reasonably assured. From time to time, the Company enters into transactions that represent multiple-element arrangements. Management evaluates arrangements with multiple deliverables to determine whether the deliverables represent one or more units of accounting for the purpose of revenue recognition.
A delivered item is considered a separate unit of accounting if the delivered item has stand-alone value to the customer, the fair value of any undelivered items can be reliably determined, and the delivery of undelivered items is probable and substantially in the Company's control.
The relevant revenue recognition accounting policy is applied to each separate unit of accounting.
Licensing
The Company recognizes revenue from the licensing of the Company's drug delivery technologies, products and product candidates. Licensing revenue is recognized as earned in accordance with the contract terms when the amounts can be reasonably estimated and collectability is reasonably assured.
The Company has a license and commercialization agreement with Par Pharmaceutical Inc. (“Par”). Under the exclusive territorial license rights granted to Par, the agreement requires that Par manufacture, promote, market, sell and distribute the product. Licensing revenue amounts receivable by the Company under this agreement are calculated and reported to the Company by Par, with such amounts generally based upon net product sales and net profit which include estimates for chargebacks, rebates, product returns, and other adjustments. Licensing revenue payments received by the Company from Par under this agreement are not subject to further deductions for chargebacks, rebates, product returns, and other pricing adjustments. Based on this arrangement and the guidance per ASC topic 605, the Company records licensing revenue as earned in the consolidated statements of operations and comprehensive loss.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2016, 2015 and 2014
(Stated in U.S. dollars)

3.
Significant accounting policies (continued)

(i)
Revenue recognition (continued)
Milestones
The milestone method recognizes revenue on substantive milestone payments in the period the milestone is achieved. Milestones are considered substantive if all of the following conditions are met: (i) the milestone is commensurate with either the vendor’s performance to achieve the milestone or the enhancement of the value of the delivered item or items as a result of a specific outcome resulting from the vendor’s performance to achieve the milestone; (ii) the milestone relates solely to past performance; and (iii) the milestone is reasonable relative to all of the deliverables and payment terms within the arrangement. Non-substantive milestone payments that might be paid to the Company based on the passage of time or as a result of a partner’s performance are allocated to the units of accounting within the arrangement; they are recognized as revenue in a manner similar to those units of accounting. In connection with the license and commercialization agreement with Par, for each day up to a maximum of 180 days from the date of launch if the Company’s product is the only generic in the market or if there is only one generic competitor, a milestone payment is earned. The Company recognized milestone revenue of $Nil (2015 - $Nil; 2014 – $354,153) upon achievement of the milestone.
Research and development
Under arrangements where the license fees and research and development activities can be accounted for as a separate unit of accounting, non-refundable upfront license fees are deferred and recognized as revenue on a straight-line basis over the expected term of the Company's continued involvement in the research and development process.
Deferred revenue
Deferred revenue represents the funds received from clients, for which the revenues have not yet been earned, as the milestones have not been achieved, or in the case of upfront fees for drug development, where the work remains to be completed. During the year ended November 30, 2016, the Company received an up-front payment of $3,000,000 from Mallinckrodt LLC pursuant to the Mallinckrodt agreement, and initially recorded it as deferred revenue, as it did not meet the criteria for recognition. As of November 30, 2016, the Company recognized $37,500 of revenue based on a straight-line basis over the expected term of the Mallinckrodt agreement of 10 years. In 2015, the Company received an up-front payment of $150,000 from Teva Pharmaceuticals USA, Inc. which it continues to record as deferred revenue as the criteria for revenue recognition have not been met. As of November 30, 2016, the Company has recorded a deferred revenue balance of $3,112,500 (2015 - $150,000) relating to the underlying contracts.
Other incidental services
Incidental services which the Company may provide from time to time include, consulting advice provided to other organizations regarding FDA standards. Revenue is earned and realized when all of the following conditions are met: (i) there is persuasive evidence of an arrangement; (ii) service has been rendered; (iii) the sales price is fixed or determinable; and (iv) collectability is reasonably assured.
(j)
Research and development costs
Research and development costs related to continued research and development programs are expensed as incurred in accordance with ASC topic 730. However, materials and equipment are capitalized and amortized over their useful lives if they have alternative future uses.
(k)
Income taxes
The Company uses the liability method of accounting for income taxes. Under the liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for losses and tax credit carry forwards. Significant judgment is required in determining whether deferred tax assets will be realized in full or in part. Deferred tax

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2016, 2015 and 2014
(Stated in U.S. dollars)

3.
Significant accounting policies (continued)
(k)
Income taxes (continued)
assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactments. A valuation allowance is provided for the portion of deferred tax assets that is more likely than not to remain unrealized.
The Company accounts for income taxes in accordance with ASC topic 740-10. This ASC topic requires that uncertain tax positions are evaluated in a two-step process, whereby (i) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (ii) those tax positions that meet the more likely than not recognition threshold, the Company would recognize the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the related tax authority. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The cumulative effects of the application of the provisions of ASC topic 740-10 are described in Note 15.
The Company records any interest related to income taxes in interest expense and penalties in selling, general and administrative expense.
(l)
Share issue costs
Share issue costs are recorded as a reduction of the proceeds from the issuance of capital stock.
(m)
Translation of foreign currencies
Previously, operations of the Company were comprised of only research and development activities conducted in Canada. The Company generated no cash from operations, though funding for the operations (as in previous years) was primarily through U.S. dollar equity financings. The functional currency was assessed to be Canadian dollars. By obtaining the final approval of the Company’s generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for the 15 and 30 mg strengths with Par in November 2013, the Company generated and collected U.S. dollar revenues in the year ended November 30, 2014 which represents a significant and material change in economic facts and circumstances. Management had assessed the functional currency for the fiscal year commencing December 1, 2013 and concluded that the Company and its wholly owned operating subsidiaries should be measured using the U.S. dollar as the functional currency. Effective December 1, 2013, the change in functional currency was applied on a prospective basis. The U.S. dollar translated amounts of nonmonetary assets and liabilities at December 1, 2013 became the historical accounting basis for those assets and liabilities at December 1, 2013. The impact of the change in functional currency on the measurement and reporting of warrants and the Debenture is discussed in Note 3(g) and 3(h) above. The change in functional currency resulted in no change in cumulative translation adjustment going forward as the Company and its wholly owned operating subsidiaries have U.S. dollar functional currencies.
In respect of other transactions denominated in currencies other than the Company and its wholly owned operating subsidiaries’ functional currencies, the monetary assets and liabilities are translated at the period end rates. Revenue and expenses are translated at rates of exchange prevailing on the transaction dates. All of the exchange gains or losses resulting from these other transactions are recognized in the consolidated statements of operations and comprehensive loss.
The Company’s reporting currency is the U.S. dollar.
(n)
Stock-based compensation
The Company has a stock-based compensation plan which authorizes the granting of various equity-based incentives including stock options and restricted share units (“RSU”s). The Company calculates stock-based compensation using the fair value method, under which the fair value of the options at the grant date is calculated using the Black-Scholes Option Pricing Model, and subsequently expensed over the vesting period of the option. The provisions of the Company's

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2016, 2015 and 2014
(Stated in U.S. dollars)

3.
Significant accounting policies (continued)
(n)
Stock-based compensation (continued)
stock-based compensation plans do not require the Company to settle any options by transferring cash or other assets, and therefore the Company classifies the awards as equity. Stock-based compensation expense recognized during the period is based on the value of stock-based payment awards that are ultimately expected to vest.
The Company estimates forfeitures at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The stock-based compensation expense is recorded in the consolidated statements of operations and comprehensive loss under research and development expense and under selling, general and administration expense. Note 11 provides supplemental disclosure of the Company's stock options.
(o)
Deferred Share Units
Deferred Share Units (“DSU”s) are valued based on the trading price of the Company’s common shares on the Toronto Stock Exchange. The Company records the value of the DSU’s owing to non-management board members in the consolidated statement of shareholders’ equity (deficiency).
(p)
Loss per share
Basic loss per share (“EPS”) is computed by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding. Diluted EPS reflects the potential dilution that could occur from common shares issuable through the exercise or conversion of stock options, restricted stock awards, warrants and convertible securities. In certain circumstances, the conversion of options, warrants and convertible securities are excluded from diluted EPS if the effect of such inclusion would be anti-dilutive.
The dilutive effect of stock options is determined using the treasury stock method. Stock options and warrants to purchase 7,540,266, 7,128,082 and 7,149,283 common shares of the Company during fiscal 2016, 2015, and 2014, respectively, were not included in the computation of diluted EPS because the Company has incurred a loss for the years ended November 30, 2016, 2015 and 2014 as the effect would be anti-dilutive.
(q)
Comprehensive loss
The Company follows ASC topic 220. This statement establishes standards for reporting and display of comprehensive (loss) income and its components. Comprehensive loss is net loss plus certain items that are recorded directly to shareholders' equity. Other than foreign exchange gains and losses arising from cumulative translation adjustments, the Company has no other comprehensive loss items.
(r)
Fair value measurement
Under ASC topic 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). ASC topic 820 establishes a hierarchy for inputs to valuation techniques used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that reflect assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. There are three levels to the hierarchy based on the reliability of inputs, as follows:
●
Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2016, 2015 and 2014
(Stated in U.S. dollars)

3.
Significant accounting policies (continued)
(r)
Fair value measurement (continued)

●
Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets and liabilities in markets that are not active.

●
Level 3 - Unobservable inputs for the asset or liability.
The degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.
(s)
Future Accounting pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In March 2016, the FASB issued ASU No. 2016-08 to clarify the implementation guidance on considerations of whether an entity is a principal or an agent, impacting whether an entity reports revenue on a gross or net basis. In April 2016, the FASB issued ASU No. 2016-10 to clarify guidance on identifying performance obligations and the implementation guidance on licensing. In May 2016, the FASB issued amendments ASU No. 2016-11 and 2016-12 to amend certain aspects of the new revenue guidance (including transition, collectability, noncash consideration and the presentation of sales and other similar taxes) and provided certain practical expedients. The guidance is effective for annual reporting periods beginning after December 15, 2017 (including interim reporting periods). Early adoption is permitted but not before the annual reporting period (and interim reporting period) beginning January 1, 2017. Entities have the option of using either a full retrospective or a modified approach to adopt the guidance. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.
In June 2014, the FASB issued ASU No. 2014-12 in response to the consensus of the Emerging Issues Task Force on EITF Issue 13-D.2 The ASU clarifies that entities should treat performance targets that can be met after the requisite service period of a share-based payment award as performance conditions that affect vesting. Therefore, an entity would not record compensation expense (measured as of the grant date without taking into account the effect of the performance target) related to an award for which transfer to the employee is contingent on the entity’s satisfaction of a performance target until it becomes probable that the performance target will be met. No new disclosures are required under the ASU. The ASU’s guidance is effective for all entities for reporting periods (including interim periods) beginning after December 15, 2015. Early adoption is permitted. The Company does not expect the adoption of the amendments to have a material impact on the Company’s financial position, results of operations or cash flow. In March 2016, the FASB issued new guidance ASU No. 2016-09 which simplifies several aspects of the accounting for employee share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, accounting for forfeitures, and classification on the statement of cash flows. The guidance is effective for reporting periods (including interim periods) beginning after December 15, 2016. Early adoption is permitted. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.
In 2014, the FASB issued ASU No. 2014-15, which provides guidance on determining when and how to disclose going-concern uncertainties in the financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date the financial statements are issued. An entity must provide certain disclosures if “conditions or events raise substantial doubt about the entity’s ability to continue as a going concern.” The ASU applies to all entities and is effective for annual periods ending after December 15, 2016, and interim periods thereafter, with early adoption permitted. The

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2016, 2015 and 2014
(Stated in U.S. dollars)

3.
  Significant accounting policies (continued)

(s)
Future Accounting pronouncements (continued)

Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.
In November 2014, the FASB issued ASU No. 2014-16, Derivatives and Hedging (Topic 815): Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share is More Akin to Debt or to Equity, which applies to any entity that is an issuer of, or invests in, hybrid financial instruments that are issued in the form of a share. The amendments in ASU No. 2014-16 clarify that an entity must take into account all relevant terms and features when reviewing the nature of the host contract. Additionally, the amendments state that no one term or feature would define the host contract’s economic characteristics and risks. Instead, the economic characteristics and risks of the hybrid financial instrument as a whole would determine the nature of the host contract. ASU No. 2014-16’s amendments will be effective for public business entities for fiscal years, and interim periods within those fiscal years, starting after December 15, 2015, with early adoption permitted. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.
In January 2016, the FASB issued ASU No. 2016-01, which makes limited amendments to the guidance in U.S. GAAP on the classification and measurement of financial instruments. The new standard significantly revises an entity’s accounting related to (1) the classification and measurement of investments in equity securities and (2) the presentation of certain fair value changes for financial liabilities measured at fair value. It also amends certain disclosure requirements associated with the fair value of financial instruments. ASU No. 2016-01 is effective for fiscal years beginning after December 15, 2017, and interim periods within those annual periods. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.
In February 2016, the FASB issued new guidance, ASU No. 2016-02, Leases (Topic 842). The main difference between current U.S. GAAP and the new guidance is the recognition of lease liabilities based on the present value of remaining lease payments and corresponding lease assets for operating leases under current U.S. GAAP with limited exception. Additional qualitative and quantitative disclosures are also required by the new guidance. Topic 842 is effective for annual reporting periods (including interim reporting periods) beginning after December 15, 2018. Early adoption is permitted. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.
In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230) Classification of Certain Cash Receipts and Cash Payments, which will make eight targeted changes to how cash receipts and cash payments are presented and classified in the Statement of Cash Flows. ASU 2016-15 will be effective on May 1, 2018, and will require adoption on a retrospective basis unless it is impracticable to apply, in which case the Company would be required to apply the amendments prospectively as of the earliest date practicable. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2016, 2015 and 2014
(Stated in U.S. dollars)

3.
Significant accounting policies (continued)

(s)
Future Accounting pronouncements (continued)

In August 2016, the FASB issued ASU 2017-01 that changes the definition of a business to assist entities with evaluating when a set of transferred assets and activities is a business. The guidance requires an entity to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets; if so, the set of transferred assets and activities is not a business. ASU 2017-01 also requires a business to include at least one substantive process and narrows the definition of outputs by more closely aligning it with how outputs are described in ASC 606.1. ASU 2017-01 is effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those years. Early adoption is permitted. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.
4.
Accounts receivable
The Company currently has no debt agreements in place whereby any amount of receivables serve as collateral. The Company has no off-balance-sheet credit exposures and has no foreclosed or repossessed assets. The Company has had no impaired loans related to receivables and has identified no loss contingencies related to the receivables at November 30, 2016 and November 30, 2015. Risks and uncertainties and credit quality information related to accounts receivable have been disclosed in Note 17.
5.
Property and equipment

		November 30, 2016
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Computer equipment	295,296	238,672	56,624
Computer software	124,151	117,506	6,645
Furniture and fixtures	129,860	109,243	20,617
Laboratory equipment	3,933,693	2,290,074	1,643,619
Leasehold improvements	1,205,810	1,143,792	62,018
Laboratory equipment under capital lease	276,300	179,422	96,878
Computer equipment under capital lease	76,458	73,221	3,237
	6,041,568	4,151,930	1,889,638

		November 30, 2015
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Computer equipment	293,870	214,525	79,345
Computer software	124,151	110,860	13,291
Furniture and fixtures	129,860	104,089	25,771
Laboratory equipment	3,483,398	1,968,088	1,515,310
Leasehold improvements	1,142,122	1,142,122	-
Laboratory equipment under capital lease	276,300	155,203	121,097
Computer equipment under capital lease	76,458	71,834	4,624
	5,526,159	3,766,721	1,759,438

Depreciation for the year ended November 30, 2016 was $385,210 (2015 -$377,849; 2014 - $381,385).

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2016, 2015 and 2014
(Stated in U.S. dollars)

5.            Property and equipment (continued)
Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Impairment is assessed by comparing the carrying amount of an asset with the sum of the undiscounted cash flows expected from its use and disposal, and as such requires the Company to make significant estimates on expected revenues from the commercialization of its products and services and the related expenses. The Company records a write-down for long-lived assets which have been abandoned and do not have any residual value. For the year ended November 30, 2016, the Company recorded a $Nil write-down of long-lived assets (2015 - $Nil; 2014 – $Nil).

6.           Accrued liabilities

	November 30,	November 30,
	2016	2015
	$	$

Professional fees	190,485	163,552
Other	194,401	290,738
	384,886	454,290

7.
Due to related parties

Convertible debenture

Amounts due to the related parties are payable to entities controlled by two shareholders who are also officers and directors of the Company.

	November 30,	November 30,
	2016	2015
	$	$
Convertible debenture payable to two directors and officers
of the Company, unsecured, 12% annual interest rate,
payable monthly	1,494,764	1,518,429

On January 10, 2013, the Company completed a private placement financing of the Debenture, which had an original maturity date of January 1, 2015. The Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company, and is convertible at any time into 500,000 common shares at a conversion price of $3.00 per common share at the option of the holder.

Dr. Isa Odidi and Dr. Amina Odidi, principal shareholders, directors and executive officers of the Company purchased the Debenture and provided the Company with the $1.5 million of the proceeds for the Debenture. The conversion price of the Debenture is in U.S. dollars and at issuance IPC’s functional currency at the time of issuance was Canadian dollars. Under U.S. GAAP where the conversion price of the Debenture is denominated in a currency other than an entity's functional currency, the conversion option meets the definition of an embedded derivative. The conversion option was bifurcated from its host contract and the fair value of the conversion option characterized as an embedded derivative upon issuance. The embedded derivative was presented together on a combined basis with the host contract. The derivative was re-measured at the end of every reporting period with the change in value reported in the consolidated statements of operations and comprehensive loss.

The proceeds received from the Debenture less the initial amount allocated to the embedded derivative were allocated to the liability and were accreted over the life of the Debenture using the imputed rate of interest.

Effective December 1, 2013, the Company changed its functional currency such that the conversion option no longer met the criteria for bifurcation and was prospectively reclassified to equity under

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2016, 2015 and 2014
(Stated in U.S. dollars)

7.
Due to related parties (continued)

Convertible debenture

ASC 815. The conversion option value at December 1, 2013 of $728,950 was reclassified from convertible debenture to additional paid-in capital.

Effective October 1, 2014, the maturity date of the Debenture was extended to July 1, 2015. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $126,414, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to additional paid-in-capital. The carrying amount of the debt instrument is accreted over the remaining life of the Debenture using a 15% imputed rate of interest.

Effective June 29, 2015, the July 1, 2015 maturity date for the Debenture was further extended to January 1, 2016. Under ASC 470-50, the change in the maturity date of the debt instrument resulted in a constructive extinguishment of the original Debenture as the change in the fair value of the embedded conversion option was greater than 10% of the carrying amount of the debt. In accordance with ASC 470-50-40, the Debenture was recorded at fair value. The difference between the fair value of the convertible Debenture after the extension and the net carrying value of the Debenture prior to the extension of $114,023 was recognized as a loss on the statement of operations and comprehensive loss. The carrying amount of the debt instrument will be accreted down to the face amount of the Debenture over the remaining life of the Debenture using a 14.6% imputed rate of interest.

Effective December 8, 2015, the January 1, 2016 maturity date of the Debenture was extended to July 1, 2016. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $83,101, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to additional paid-in-capital. The carrying amount of the debt instrument is accreted over the remaining life of the Debenture using a 6.6% imputed rate of interest.
Effective May 26, 2016, the July 1, 2016 maturity date of the Debenture was extended to December 1, 2016. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $19,808, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to additional paid-in-capital. The carrying amount of the debt instrument is accreted over the remaining life of the Debenture using a 4.2% imputed rate of interest.

Accreted interest expense during the year ended November 30, 2016 is $79,245 (2015 - $27,103; 2014 - $127,261), and has been included in the consolidated statements of operations and comprehensive loss.
In addition, the coupon interest on the Debenture for the year ended November 30, 2016 is $180,370 (2015 - $179,878; 2014 - $179,877), and has also been included in the consolidated statements of operations and comprehensive loss.
8.
Employee costs payable
As at November 30, 2016, the Company had $838,905 (2015 - $Nil) accrued bonus payable to executive officers of the Company and had $205,246 (2015 - $175,172) accrued vacation payable to certain employees. These balances are due on demand and therefore presented as current liabilities.
9.
Lease obligations
On December 1, 2015, the Company entered into a new lease agreement for the premises that it currently operates from, as well the adjoining property which is owned by the same landlord, for a 5 year term with a 5 year renewal option. The Company also has an option to purchase the combined properties after March 1, 2017 and up to November 30, 2020 based on a fair value purchase formula. The Company also leases various computers and equipment under capital leases. Future minimum lease payments under leases with terms of one year or more are as follows at November 30, 2016:

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2016, 2015 and 2014
(Stated in U.S. dollars)

9.
Lease obligations (continued)

	Capital	Operating
Year ending November 30,	Lease	Lease
	$	$

2017	15,489	179,736
2018	-	179,736
2019	-	179,736
2020	-	179,736
	15,489	718,944
Less: amounts representing interest at 14%	660	-
	14,829	718,944
Less: current portion	14,829	179,736
Balance, long-term portion	-	539,208

10.
Capital stock

Authorized, issued and outstanding
(a)
The Company is authorized to issue an unlimited number of common shares, all without nominal or par value and an unlimited number of preference shares. As at November 30, 2016, the Company has 29,784,992 (2015 - 24,244,050; 2014 - 23,456,611) common shares issued and outstanding and 5,000 common shares to be issued subsequent to November 30, 2016, and no preference shares issued and outstanding.
Two officers and directors of IPC owned directly and through their family holding company (“Odidi Holdco”) 5,781,312 (2015 - 5,781,312) common shares or approximately 19% (2015 - 24%; 2014 - 26%) of IPC.
Each common share of the Company entitles the holder thereof to one vote at any meeting of shareholders of the Company, except meetings at which only holders of a specified class of shares are entitled to vote.

Holders of common shares of the Company are entitled to receive, as and when declared by the board of directors of the Company, dividends in such amounts as shall be determined by the board. The holders of common shares of the Company have the right to receive the remaining property of the Company in the event of liquidation, dissolution, or winding-up of the Company, whether voluntary or involuntary.
The preference shares may at any time and from time to time be issued in one or more series. The board of directors will, by resolution, from time to time, before the issue thereof, fix the rights, privileges, restrictions and conditions attaching to the preference shares of each series. Except as required by law, the holders of any series of preference shares will not as such be entitled to receive notice of, attend or vote at any meeting of the shareholders of the Company. Holders of preference shares will be entitled to preference with respect to payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, on such shares over the common shares of the Company and over any other shares ranking junior to the preference shares.
(b)
In November 2013, the Company entered into an equity distribution agreement with Roth Capital Partners, LLC (“Roth”), pursuant to which the Company may from time to time sell up to 5,305,484 of the Company’s common shares for up to an aggregate of $16.8 million (or such lesser amount as may be permitted under applicable securities laws and regulations) through at-the-market issuances on the NASDAQ or otherwise. Under the equity distribution agreement, the Company may at its discretion, from time to time, offer and sell common shares through Roth or directly to Roth for resale. The Company will pay Roth a commission, or allow a discount, of 2.75% of the gross proceeds that the Company received from any additional sales of common shares under the equity

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2016, 2015 and 2014
(Stated in U.S. dollars)

10.
Capital stock (continued)

Authorized, issued and outstanding
distribution agreement. The Company has also agreed to reimburse Roth for certain expenses relating to the offering. For the year ended November 30, 2016, an aggregate of 1,471,260 common shares were sold on NASDAQ for gross proceeds of $3,469,449, with net proceeds to the Company of $3,368,674, respectively, under the at-the-market offering program. During the year ended November 30, 2015, an aggregate of 471,439 common shares were sold for gross proceeds of $1,290,168, with net proceeds to the Company of $1,254,178. During the year ended November 30, 2014, an aggregate of 1,689,500 common shares were sold for gross proceeds of $6,571,673, with net proceeds to the Comapny of $6,390,670. As a result of prior sales of the Company’s common shares under the equity distribution agreement, as at November 30, 2016, the Company may in the future offer and sell its common shares with an aggregate purchase price of up to $5,468,711 (or such lesser amount as may be permitted under applicable securities laws and regulations, such amount the Company currently can offer and sell being limited to approximately $5.4 million) pursuant to our at-the-market program. There can be no assurance that any additional shares will be sold under the at-the-market program.
(c)
Direct costs related to the Company’s filing of a base shelf prospectus filed in May 2014 and declared effective in June 2014 and certain other on-going costs related to the at the-market facility are recorded as deferred offering costs and are being amortized and recorded as share issuance costs against share offerings. For the year ended November 30, 2016, costs directly related to the at the-market facility of $100,775 (2015 - $38,889; 2014 - $811,887) were recorded in share offering costs and an additional $258,287 (2015 - $39,277; 2014 - $Nil) of deferred costs were amortized and recorded in share offering costs related to the at the-market facility.
(d)
In June 2016, the Company completed an underwritten public offering of 3,229,814 units of common shares and warrants, at a price of $1.61 per unit. The warrants are currently exercisable, have a term of five years and an exercise price of $1.93 per common share. The Company issued at the initial closing of the offering an aggregate of 3,229,814 common shares and warrants to purchase an additional 1,614,907 common shares. The underwriter also purchased at such closing additional warrants at a purchase price of $0.001 per warrant to acquire 242,236 common shares pursuant to the over-allotment option exercised in part by the underwriter. The Company subsequently sold an aggregate of 459,456 additional common shares at the public offering price of $1.61 per share in connection with subsequent partial exercises of the underwriter’s over-allotment option. The closings of these partial exercises brought the total net proceeds from the offering to $5,137,638, after deducting the underwriter’s discount and offering expenses. The warrants are considered to be indexed to the Company’s own stock and are therefore classified as equity under ASC topic 480 Distinguishing Liabilities from Equity for equity classification. The Company recorded $4,764,777 as the value of common shares under Capital stock and $1,175,190 as the value of the warrants under Additional Paid in Capital in the consolidated statements of shareholders’ equity (deficiency). The Company has disclosed the terms used to value the warrants in Note 14.
The direct costs related to the issuance of the unit shares were $802,329 and were recorded as an offset against the statement of shareholders’ equity (deficiency) with $643,593 being recorded under Capital stock and $158,736 being recorded under Additional Paid in Capital.
11.
Options
All grants of options to employees after October 22, 2009 are made from the Employee Stock Option Plan (the “Employee Stock Option Plan”). The maximum number of common shares issuable under the Employee Stock Option Plan is limited to 10% of the issued and outstanding common shares of the Company from time to time, or 2,978,999 based on the number of issued and outstanding common shares as at November 30, 2016. As at November 30, 2016, 2,628,520 options are outstanding and there were 350,479 options available for grant under the Employee Stock Option Plan. Each option granted allows the holder to purchase one common share at an exercise price not less than the closing price of the Company's common shares on the Toronto Stock Exchange on the last trading day prior to the grant of the option. Options granted under these plans generally have a maximum term of 10 years and generally vest over a period of up to three years.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2016, 2015 and 2014
(Stated in U.S. dollars)

11.
Options (continued)
In August 2004, the Board of Directors of IPC Ltd. approved a grant of 2,763,940 performance-based stock options, to two executives who were also the principal shareholders of IPC Ltd. The vesting of these options is contingent upon the achievement of certain performance milestones. A total of 1,934,758 performance-based stock options have vested as of November 30, 2016. Under the terms of the original agreement these options were to expire in September 2014. Effective March 27, 2014, the Company’s shareholders approved the two year extension of the performance-based stock option expiry date to September 2016. As a result of the modification of the performance based stock option expiry date, the Company recorded additional compensation costs of $1,066,991 related to vested performance options during the year ended November 30, 2014. Effective April 19, 2016, the Company’s shareholders approved a further two year extension of the performance-based stock option expiry date to September 2018. As a result of the modification of the performance based stock option expiry date, the Company recorded additional compensation costs of $1,177,782 related to vested performance options during the year ended November 30, 2016. These options were outstanding as at November 30, 2016.
In the year ended November 30, 2016, 355,000 (2015 - 295,000; 2014 - 254,001) stock options were granted to management and other employees and 105,000 (2015 - 60,000; 2014 - 225,000) stock options were granted to members of the Board of Directors.
The fair value of each option grant is estimated on the date of grant using the Black-Scholes Option-Pricing Model, consistent with the provisions of ASC topic 718.
Option pricing models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options.
The Company calculates expected volatility based on historical volatility of the Company’s peer group that is publicly traded for options that have an expected life that is more than six years. For options that have an expected life of less than six years the Company uses its own volatility.
The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated based on the historical average of the term and historical exercises of the options.
The risk-free rate assumed in valuing the options is based on the U.S. treasury yield curve in effect at the time of grant for the expected term of the option. The expected dividend yield percentage at the date of grant is Nil as the Company is not expected to pay dividends in the foreseeable future.

The weighted average fair value of employee stock options granted was estimated using the following assumptions:

	November 30,	November 30,
	2016	2015	2014

Volatility	65.2%	68.6%	55.0%
Risk-free interest rate	0.620%	0.580%	1.45%
Expected life (in years)	5.00	5.00	5.60
Dividend yield	-	-	-
The weighted average grant date
fair value of options granted	$1.20	$1.66	$2.10

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2016, 2015 and 2014
(Stated in U.S. dollars)

11.          Options (continued)
Details of stock option transactions in Canadian dollars (“C$”) are as follows:

		November 30, 2016			November 30, 2015			November 30, 2014
		Weighted			Weighted			Weighted
		average	Weighted		average	Weighted		average	Weighted
		exercise	average		exercise	average		exercise	average
	Number of	price per	grant date	Number of	price per	grant date	Number of	price per	grant date
	options	share	fair value	options	share	fair value	options	share	fair value
		$	$		$	$		$	$
Outstanding
beginning of
period,	5,062,007	3.89	2.21	4,858,208	3.96	2.21	4,455,072	3.97	2.21
Granted	460,000	2.42	1.20	355,000	2.52	1.66	479,001	3.86	2.10
Exercised	(27,500)	2.57	1.68	(91,000)	2.34	1.86	(48,000)	2.45	1.07
Forfeiture	-	-	-	(60,168)	-	-	(27,832)	-	-
Expired	(102,047)	19.24	13.29	(33)	770.13	493.31	(33)	709.18	709.18
Balance at
end of period	5,392,460	3.48	1.88	5,062,007	3.89	2.21	4,858,208	3.96	2.21

Options
exercisable,
end of year	4,396,610	3.49	1.96	3,812,930	4.01	2.35	3,640,381	4.09	2.40

As of November 30, 2016, the exercise prices, weighted average remaining contractual life of outstanding options and weighted average grant date fair values were as follows:

			Options outstanding			Options exercisable
		Weighted	Weighted	Weighted		Weighted	Weighted
		average	average	average		average	average
		exercise	remaining	grant		exercise	grant
	Number	price per	contract	due	Number	price per	date
price	outstanding	share	life (years)	fair value	exercisable	share	fair value
$		$		$		$	$
Under 2.50	-	-	-	-	-	-	-
2.51 - 5.00	5,360,835	3.31	0.96	1.74	4,364,985	3.27	1.78
5.01 - 10.00	-	-	-	-	-	-	-
10.01 - 100.00	31,625	33.02	0.99	25.98	31,625	33.02	25.98
	5,392,460	3.48			4,396,610	3.49

Total unrecognized compensation cost relating to the unvested performance-based stock options at November 30, 2016 is approximately $2,366,659 (2015 - $2,482,528; 2014 - $2,482,528). During the year ended November 30, 2016, a performance condition was met as the FDA approved an ANDA for a certain drug, resulting in the vesting of 276,394 performance-based stock options. As a result, a stock-based compensation expense of $620,632 relating to these stock options was recognized in 2016 in research and development expense (2015 - $Nil; 2014 - $Nil).

For the year ended November 30, 2016, 27,500 options were exercised for a cash consideration of $52,868. For the year ended November 30, 2015, 91,000 options were exercised for cash consideration of $167,962. For the year ended November 30, 2014, 48,000 options were exercised for cash consideration of $116,984.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2016, 2015 and 2014
(Stated in U.S. dollars)

11.
Options (continued)
The following table summarizes the components of stock-based compensation expense.
	November 30,	November 30,	November 30,
	2016	2015	2014
	$	$	$

Research and development	1,995,805	152,231	1,270,307
Selling, general and administrative	265,639	265,587	478,300
	2,261,444	417,818	1,748,607

The Company has estimated its stock option forfeitures to be approximately 4% at November 30, 2016 (2015 - 4%; 2014 - 3%).

12.
Deferred share units
Effective May 28, 2010, the Company’s shareholders approved a Deferred Share Unit (“DSU”) Plan to grant DSUs to its non-management directors and reserved a maximum of 110,000 common shares for issuance under the plan. The DSU Plan permits certain non-management directors to defer receipt of all or a portion of their board fees until termination of the board service and to receive such fees in the form of common shares at that time. A DSU is a unit equivalent in value to one common share of the Company based on the trading price of the Company's common shares on the Toronto Stock Exchange.
Upon termination of board service, the director will be able to redeem DSUs based upon the then market price of the Company's common shares on the date of redemption in exchange for any combination of cash or common shares as the Company may determine.
During the year ended November 30, 2016 and 2015, one non-management board member elected to receive director fees in the form of DSUs under the Company’s DSU Plan. As at November 30, 2016, 76,743 (2015 - 60,002) DSUs are outstanding and 33,257 (2015 - 49,998) DSUs are available for grant under the DSU Plan. The Company recorded the following amounts related to DSUs for each of the three years ended November 30, 2016, 2015 and 2014 in additional paid in capital and accrued the following amounts as at November 30, 2016, 2015 and 2014:

	November 30, 2016		November 30, 2015		November 30, 2014
	$	shares	$	shares	$	shares

Additional paid in capital	31,628	16,741	29,056	10,993	20,807	5,968
Accrued liability	7,261	2,356	8,051	4,272	3,759	1,338

13.
Restricted share units
Effective May 28, 2010, the Company’s shareholders approved a Restricted Share Unit (“RSU”) Plan for officers and employees of the Company and reserved a maximum of 330,000 common shares for issuance under the plan. The RSU Plan will form part of the incentive compensation arrangements available to officers and employees of the Company and its designated affiliates. An RSU is a unit equivalent in value to one common share of the Company. Upon vesting of the RSUs and the corresponding issuance of common shares to the participant, or on the forfeiture and cancellation of the RSUs, the RSUs credited to the participant’s account will be cancelled. No RSUs have been issued under the plan.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2016, 2015 and 2014
(Stated in U.S. dollars)

14.         Warrants
Prior to November 30, 2015, all the warrants issued to date by the Company are denominated in U.S. dollars and at issuance IPC’s functional currency was the Canadian dollar. Under U.S. GAAP, where the strike price of warrants is denominated in a currency other than an entity's functional currency the warrants would not be considered indexed to the entity’s own stock and would consequently be considered to be a derivative liability. The warrants, in specified situations, provide for certain compensation remedies to a holder if the Company fails to timely deliver the shares underlying the warrants in accordance with the warrant terms. Subsequent changes in the fair value of the warrants were recorded in the consolidated statements of operations and comprehensive loss.
In connection with the February 1, 2011 private offering, the Company issued 4,800,000 five year Series A common share purchase warrants (“Series A Warrants”) to purchase one half of a share of common stock at an exercise price of $2.50 per whole share and 4,800,000 two year Series B common share purchase warrants to purchase one half of a share of common stock at an exercise price of $2.50 per whole share. The Company also issued to the placement agents 96,000 warrants to purchase a share of common stock at an exercise price of $3.125 per share.
The holders of Series A Warrants and placement agents warrants are entitled to a cashless exercise under which the number of shares to be issued will be based on the number of shares for which warrants are exercised multiplied by the difference between market price of common share and the exercise price divided by the market price. Also under U.S. GAAP, warrants with the cashless exercise option satisfying the explicit net settlement criteria are considered a derivative liability.
In the registered direct unit offering completed in March 2013, gross proceeds of $3,121,800 were received through the sale of the Company’s units comprised of common stock and warrants.
The offering was the sale of 1,815,000 units at a price of $1.72 per unit, with each unit consisting of one share of common stock and a five year warrant to purchase 0.25 of a share of common stock at an exercise price of $2.10 per share (“March 2013 Warrants”).
The fair value of the March 2013 Warrants of $407,558 were initially estimated at closing using the Black-Scholes Option Pricing Model, using volatilities of 63%, risk free interest rates of 0.40%, expected life of 5 years, and dividend yield of Nil.
In the underwritten public offering completed in July 2013, gross proceeds of $3,075,000 were received through the sale of the Company’s units comprised of common stock and warrants. The offering was the sale of 1,500,000 units at a price of $2.05 per unit, each unit consisting of one share of common stock and a five year warrant to purchase 0.25 of a share of common stock at an exercise price of $2.55 per share (“July 2013 Warrants”).
The fair value of the July 2013 Warrants of $328,350 were initially estimated at closing using the Black-Scholes Option Pricing Model, using volatilities of 62.4%, risk free interest rates of 0.58%, expected life of 5 years, and dividend yield of Nil.
Effective December 1, 2013, the Company changed its functional currency to the U.S. dollar such that the warrants are considered indexed to the Company’s own stock and were prospectively classified as equity under ASC 480. The warrant liability value at December 1, 2013 of $5,438,022 was reclassified from warrant liabilities to additional paid-in capital.
In the underwritten public offering completed in June 2016, gross proceeds of $5,200,000 were received through the sale of the Company’s units comprised of common stock and warrants. The Company issued at the initial closing of the offering an aggregate of 3,229,814 common shares and warrants to purchase an additional 1,614,907 common shares, at a price of $1.61 per unit. The warrants are currently exercisable, have a term of five years and an exercise price of $1.93 per common share. The underwriter also purchased at such closing additional warrants (collectively with the warrants issued at the initial closing, the “June 2016 Warrants”) at a purchase price of $0.001 per warrant to acquire 242,236 common shares pursuant to the over-allotment option exercised in part by the underwriter. The fair value of the June 2016 Warrants of $1,175,190 was initially estimated at closing using the Black-Scholes Option Pricing Model, using volatility of 64.1%, risk free interest rates of 0.92%, expected life of 5 years, and dividend yield of Nil.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2016, 2015 and 2014
(Stated in U.S. dollars)

  14.         Warrants (continued)
The following table provides information on the 5,476,482 warrants outstanding and exercisable as of November 30, 2016:
				Shares issuable
Warrant	Exercise price	Number outstanding	Expiry	upon exercise

March 2013 Warrants	$2.10	1,491,742	March 22, 2018	372,936
July 2013 Warrants	$2.55	870,000	July 31, 2018	217,500
June 2016 Warrants	$1.93	3,114,740	June 02, 2021	1,557,370
		5,476,482		2,147,806

During the year ended November 30, 2016, there were cash exercises in respect of 832,104 warrants (2015 - 450,000; 2014 - 481,000) and no cashless exercise (2015 - $Nil; 2014 - $Nil) of warrants, resulting in the issuance of 357,912 (2015 - 225,000; 2014 - 288,500) and $Nil (2015 - $Nil; 2014 - $Nil) common shares, respectively. For the warrants exercised, the Company recorded a charge to capital stock of $1,030,719 (2015 - $1,027,304; 2014 - $1,291,436) comprised of proceeds of $700,653 (2015 - $562,500; 2014 - $781,220) and the associated amount of $330,066 (2015 - $464,804; 2014 - $510,216) previously recorded in additional paid in capital.

Details of warrant transactions are as follows:

	Series A	March 2013	July 2013	June 2016
	Warrants	Warrants	Warrants	Warrants	Total

Outstanding, December 1, 2015	2,835,000	1,724,300	870,000	-	5,429,300
Issued	-	-	-	3,714,286	3,714,286
Exercised	-	(232,558)	-	(599,546)	(832,104)
Expired	(2,835,000)	-	-	-	(2,835,000)
Outstanding, November 30, 2016	-	1,491,742	870,000	3,114,740	5,476,482

	Series A	March 2013	July 2013
	Warrants	Warrants	Warrants	Total

Outstanding, December 1, 2014	3,285,000	1,724,300	870,000	5,879,300
Exercised	(450,000)	-	-	(450,000)
Outstanding, November 30, 2015	2,835,000	1,724,300	870,000	5,429,300

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2016, 2015 and 2014
(Stated in U.S. dollars)

15.         Income taxes

The Company files Canadian income tax returns for its Canadian operations. Separate income tax returns are filed as locally required.
The total provision for income taxes differs from the amount which would be computed by applying the Canadian income tax rate to loss before income taxes. The reasons for these differences are as follows:
	November 30,	November 30,	November 30,
	2016	2015	2014
	%	%	%

Statutory income tax rate	26.5	26.5	26.5

	$	$	$

Statutory income tax recovery	(2,688,048)	(1,970,643)	(1,021,934)
Increase (decrease) in income taxes
Non-deductible expenses/
non-taxable income	640,481	164,723	417,879
Change in valuation allowance	2,683,775	1,804,406	(995,957)
Difference in net income before taxes
between Canadian and U.S dollar	-	-	160,316
Investment tax credit	-	(168,591)	(9,114)
Financing costs booked to equity	(281,063)	(23,348)	(208,271)
FCR Election	-	(253,856)	-
Foreign exchange change	-	-	985,544
True up of tax returns	(356,095)	(15,991)	82,939
Tax loss expired and other	950	463,300	588,598
	-	-	-

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities and certain carry-forward balances. Significant temporary differences and carry-forwards are as follows:

	November 30,	November 30,	November 30,
	2016	2015	2014
	$	$	$

Deferred tax assets
Non-capital loss carry-forwards	7,427,516	6,019,380	6,528,099
Book and tax basis differences
on assets and liabilities	3,409,343	2,854,916	1,006,667
Other	-	-	47,180
Ontario harmonization tax credit	-	-	371,160
Investment tax credit	2,405,365	-	2,327,722
Undeducted research and
development expenditures	3,710,274	5,394,426	2,183,486
	16,952,498	14,268,722	12,464,314
Valuation allowances for
deferred tax assets	(16,952,498)	(14,268,722)	(12,464,314)
Net deferred tax assets	-	-	-

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2016, 2015 and 2014
(Stated in U.S. dollars)

15.          Income taxes (continued)
At November 30, 2016, the Company had cumulative operating losses available to reduce future years’ income for income tax purposes:
Canadian income tax losses expiring
in the year ended November 30,	Federal
$

2028	182,195
2029	555,539
2030	3,373,079
2031	5,532,739
2032	5,750,053
2033	4,562,538
2034	149,927
2035	2,634,823
2036	5,195,985
27,936,878

United States Federal net operating losses expiring
in the year ended November 30,
$

2024	18,512
2025	16,234
2026	34,522
69,268

At November 30, 2016, the Company had a cumulative carry-forward pool of Federal SR&ED expenditures in the amount of approximately $14,000,000 (2015 - $12,408,000) which can be carried forward indefinitely.
At November 30, 2016, the Company had approximately $3,273,000 (2015 - 2,710,000) of unclaimed ITCs which expire from 2025 to 2036. These credits are subject to a full valuation allowance as they are not more likely than not to be realized.
The net deferred tax assets have been fully offset by a valuation allowance because it is not more likely than not the Company will realize the benefit of these deferred tax assets. The Company does not have any recognized tax benefits as of November 30, 2016 or November 30, 2015.
The Company files unconsolidated federal income tax returns domestically and in foreign jurisdictions. The Company has open tax years from 2008 to 2016 with tax jurisdictions including Canada and the U.S. These open years contain certain matters that could be subject to differing interpretations of applicable tax laws and regulations, as they relate to amount, timing, or inclusion of revenues and expenses.
The Company did not incur any interest expense related to uncertain tax positions in 2016, 2015 and 2014 or any penalties in those years. The Company had no accrued interest and penalties as of November 30, 2016, 2015 and 2014.
The Company had no unrecognized tax benefits in 2016, 2015 and 2014, and the Company does not expect that the unrecognized tax benefit will increase within the next twelve months.
16.          Contingencies
From time to time, the Company may be exposed to claims and legal actions in the normal course of business. As at November 30, 2016, and continuing as at February 9, 2017, the Company is not aware of any pending or threatened material litigation claims against the Company.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2016, 2015 and 2014
(Stated in U.S. dollars)

17.         Financial instruments
(a)
Fair values
The Company follows ASC topic 820, “Fair Value Measurements” which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of ASC topic 820 apply to other accounting pronouncements that require or permit fair value measurements. ASC topic 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date; and establishes a three level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.
Inputs refers broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. To increase consistency and comparability in fair value measurements and related disclosures, the fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The three levels of the hierarchy are defined as follows:
Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly for substantially the full term of the financial instrument.
Level 3 inputs are unobservable inputs for asset or liabilities.
The categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
(i)
The Company calculates expected volatility based on historical volatility of the Company’s peer group that is publicly traded for options that have an expected life that is more than six years.
(ii)
The Company calculates the interest rate for the conversion option based on the Company’s estimated cost of raising capital.
An increase/decrease in the volatility and/or a decrease/increase in the discount rate would have resulted in an increase/decrease in the fair value of the conversion option and warrant liabilities.
The change in fair value of the conversion option and the warrant liabilities was recorded as a fair value adjustment of derivative liabilities in the consolidated statements of operations and comprehensive loss.
Reconciliation of Level 3 fair value measurements:
		November 30, 2014
	Conversion	Warrant
	Option	liability	Total
	$	$	$
Opening balance	728,950	5,438,022	6,166,972

Transfer out from level 3(a)	(728,950)	(5,438,022)	(6,166,972)
Closing balance	-	-	-

(a)
As discussed in Note 7 and 14, the conversion option value of $728,950 and the warrant value of $5,438,022 at December 1, 2013 were reclassified to additional paid-in capital due to the change in functional currency.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2016, 2015 and 2014
(Stated in U.S. dollars)

17.         Financial instruments (continued)
(a)
Fair values (continued)
Fair value of financial assets and financial liabilities that are not measured at fair value on a recurring basis are as follows:
	November 30, 2016		November 30, 2015
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	$	$	$	$
Financial Liabilities
Convertible debt(i)	1,494,764	1,500,000	1,518,429	1,481,663

(i)
The Company calculates the interest rate for the convertible debt and due to related parties based on the Company’s estimated cost of raising capital and uses the discounted cash flow model to calculate the fair value of the convertible debt and the amounts due to related parties.
The carrying values of cash, accounts receivable, accounts payable, accrued liabilities and employee cost payable approximates their fair values because of the short-term nature of these instruments.

(b)
Interest rate and credit risk
Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates, relative to interest rates on cash, convertible debenture and capital lease obligations due to the short-term nature of these balances.
Trade accounts receivable potentially subjects the Company to credit risk. The Company provides an allowance for doubtful accounts equal to the estimated losses expected to be incurred in the collection of accounts receivable.
The following table sets forth details of the aged accounts receivable that are not overdue as well as an analysis of overdue amounts and the related allowance for doubtful accounts:
	November 30,	November 30,
	2016	2015
	$	$

Total accounts receivable	472,474	478,674
Less allowance for doubtful accounts	-	-
Total accounts receivable, net	472,474	478,674

Not past due	427,519	453,662
Past due for more than 31 days
but no more than 60 days	3,319	5,003
Past due for more than 91 days
but no more than 120 days	41,636	20,009
Total accounts receivable, net	472,474	478,674

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of uncollateralized accounts receivable. The Company’s maximum exposure to credit risk is equal to the potential amount of financial assets. For the years ended November 30, 2016 and November 30, 2015, Par accounted for substantially all the revenue and all the accounts receivable of the Company.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2016, 2015 and 2014
(Stated in U.S. dollars)

17. Financial instruments (continued)

(b)
Interest rate and credit risk (continued)
The Company is also exposed to credit risk at period end from the carrying value of its cash. The Company manages this risk by maintaining bank accounts with a Canadian Chartered Bank. The Company’s cash is not subject to any external restrictions.

(c)
 Foreign exchange risk

The Company has balances in Canadian dollars that give rise to exposure to foreign exchange (“FX”) risk relating to the impact of translating certain non-U.S. dollar balance sheet accounts as these statements are presented in U.S. dollars. A strengthening U.S. dollar will lead to a FX loss while a weakening U.S. dollar will lead to a FX gain. For each Canadian dollar balance of $1.0 million, a +/- 10% movement in the Canadian currency held by the Company versus the U.S. dollar would affect the Company’s loss and other comprehensive loss by $0.1 million.
Balances denominated in foreign currencies that are considered financial instruments are as follows:

	November 30, 2016		November 30, 2015
	Canadian	U.S.	Canadian	U.S.
FX rates used to translate to U.S.	1.3,429		1.3,353
	$	$	$	$

Assets
Cash	182,714	136,059	116,096	86,944
	182,714	136,059	116,096	86,944
Liabilities
Accounts payable	449,900	335,021	1,372,196	1,027,631
Employee cost payable	1,402,108	1,044,151	233,906	175,171
Capital lease	19,914	14,829	48,231	36,120
	1,871,922	1,394,001	1,654,333	1,238,922
Net exposure	(1,689,208)	(1,257,942)	(1,538,237)	(1,151,978)

(d)
Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty raising liquid funds to meet commitments as they fall due. In meeting its liquidity requirements, the Company closely monitors its forecasted cash requirements with expected cash drawdown.
The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at November 30, 2016:
					November 30, 2016
	Less than	3 to 6	6 to 9	9 months	Greater than
	3 months	months	months	to 1 year	1 year	Total
	$	$	$	$	$	$
Third parties
Accounts payable	807,295	-	-	-	-	807,295
Accrued liabilities	384,886	-	-	-	-	384,886
Capital lease (note 9)	5,437	5,585	3,807	-	-	14,829
Related parties
Employee costs payable (Note 8)	707,547	-	-	336,604	-	1,044,151
Convertible debenture (Note 7)	59,138	1,515,770	-	-	-	1,574,908
	1,964,303	1,521,355	3,807	336,604	-	3,826,069

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2016, 2015 and 2014
(Stated in U.S. dollars)

18.          Segmented information

The Company's operations comprise a single reportable segment engaged in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. As the operations comprise a single reportable segment, amounts disclosed in the financial statements for revenue, loss for the year, depreciation and total assets also represent segmented amounts. In addition, all of the Company's long-lived assets are in Canada. The Company’s license and commercialization agreement with Par accounts for substantially all of the revenue of the Company.

	November 30,	November 30,	November 30,
	2016	2015	2014
	$	$	$

Revenue
United States	2,247,002	4,093,781	8,769,693
	2,247,002	4,093,781	8,769,693

Total assets
Canada	7,974,689	5,224,299	7,875,035

Total property and equipment
Canada	1,889,638	1,759,438	1,618,897

19.         Subsequent event

Effective December 1, 2016, the maturity date for the Debenture in respect of the $1,500,000 loan to the Company by Drs. Isa and Amina Odidi was extended to April 1, 2017 and a principal repayment of $150,000 was made at the time of the extension.